FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [ X ]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

SIGNATURES
Announcement: 2 August 2002
Announcement (8 August 2002)
Announcement (9 August 2002)
Announcement (16 August 2002)
Announcement: 23 August 2002 Section 329
Announcement: 23 August 2002
Announcement (30 August 2002)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 10 September 2002	By	Name: J Nicholls Title: Assistant Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 August 2002 — 31 August 2002

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Messrs Walsh and Rose inform Company of their beneficial interests. (2 August 2002)

Announcement Diageo and Pernod Ricard determine closing balance sheet adjustments with Vivendi in respect of Seagram acquisition (8 August 2002)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests. (9 August 2002)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests. (16 August 2002)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests. (23 August 2002)

Announcement Allotment of American Depository Receipts. (23 August 2002)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests. (30 August 2002)

TO:	Regulatory Information Service RNS, The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the “Company”) announces that it received notification on 2 August 2002 for the purposes of Section 329 of the Companies Act 1985:

1)    that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 496 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 2 August 2002 in relation to the Trust.

	No. of Ordinary	Range of Option Prices of
Date of Transaction	Shares Transferred	Ordinary Shares

02.08.02	496	£4.56-£4.89

The total holding of the Trust now amounts to 2,069,644 Ordinary Shares.

2)    that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) has transferred or sold 202 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.	Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2.	Transactions notified on 2 August 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred/Sold

02.08.02	202

The total holding of the Plan now amounts to 238,187 Ordinary Shares.

2 August 2002

Company	Diageo PLC
TIDM	DGE
Headline	Re Agreement
Released	16:55 8 Aug 2002
Number	7545Z

8 August 2002

Diageo and Pernod Ricard determine closing balance sheet adjustments with
Vivendi in respect of Seagram acquisition

Diageo, Vivendi Universal and Pernod Ricard S.A. have today announced that, as provided for by the Seagram acquisition agreement, they have determined the adjustments relating to working capital changes during the period 30 June 2000 until 21 December 2001, when the transaction closed, and the debt position at closing. Diageo’s share of these adjustments results in net payments of approximately US$145 million.

-ends-

Media enquiries: Isabelle Thomas +44 (0) 20 7927 5967
Media@diageo.com

Investor Relations: Amanda Kramer +44 (0) 20 7927 4911
Investor.rel@diageo.com

TO:	Regulatory Information Service RNS, The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the “Company”) announces the following:

1)   that it received notification on 9 August 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that the following directors were allocated Ordinary shares of 28 101/108 pence (“Ordinary Shares”) in the Company on 9 August 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	Number of Ordinary Shares

N C Rose	24
P S Walsh	24

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (“Sharepurchase”) and those awarded to the employee by the Company (“Sharematch”) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 762p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	88,356
P S Walsh	440,119	*

*	(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 9 August 2002 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 282,748 Ordinary Shares.

2)   that it received notification on 9 August 2002 from Lord Blyth that he has purchased 978 Ordinary Shares on 9 August 2002 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 762p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 17,391.

9 August 2002

TO:	Regulatory Information Service RNS, The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the “Company”) announces that it received notification on 16 August 2002 for the purposes of Section 329 of the Companies Act 1985:

1)   that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 446 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 16 August 2002 in relation to the Trust.

	No. of Ordinary	Range of Option Prices
Date of Transaction	Shares Transferred	of Ordinary Shares

16.08.02	446	£4.47

The total holding of the Trust now amounts to 2,069,198 Ordinary Shares.

2)   that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) has transferred or sold 1,319 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.	Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2.	Transactions notified on 16 August 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred/Sold

16.08.02	1,319

The total holding of the Plan now amounts to 281,429 Ordinary Shares.

16 August 2002

TO:	Regulatory Information Service RNS, The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the “Company”) announces that it received notification on 23 August 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) has transferred or sold 86 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.	Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2.	Transactions notified on 23 August 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred/Sold

23.08.02	86

The total holding of the Plan now amounts to 281,343 Ordinary Shares.

23 August 2002

Company	Diageo PLC
TIDM	DGE
Headline	Additional Listing
Released	10:19 23 Aug 2002
Number	3265A

DIAGEO plc.

Upon exercise of an Employee Share Option, 5,752 Ordinary shares of 28 101/108p have been allotted for issue into American Depository Receipts.

Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company.

Application for listing has also been made to the Irish and Paris Stock Exchanges.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

TO:	Regulatory Information Service RNS, The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the “Company”) announces that it received notification on 30 August 2002 for the purposes of Section 329 of the Companies Act 1985:

1)   that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 1,749 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 30 August 2002 in relation to the Trust.

	No. of Ordinary	Range of Option Prices of
Date of Transaction	Shares Transferred	Ordinary Shares

30.08.02	1,749	£4.47-£5.05

The total holding of the Trust now amounts to 2,067,449 Ordinary Shares.

2)   that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) purchased 27 Ordinary Shares on 29 August 2002 at a price of £7.66 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.	Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2.	Transactions notified on 30 August 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Purchased

30.08.02	27

The total holding of the Plan now amounts to 281,370 Ordinary Shares.

30 August 2002